UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated January 10, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: January 12, 2007	By: /s/ Bruce Winfield Bruce Winfield, President & CEO

News Release TSX-V: PDO 07-01 January 13, 2007

PORTAL INTERCEPTS 4.0 METERS GRADING 18.9 g/t GOLD 549.2 g/t SILVER

AT ARROYO VERDE PRINCIPAL VEIN

Portal Resources Ltd. ( TSX-V:  PDO ) is pleased to announce the results from the recently completed drilling program on the depth extensions of the high grade epithermal Principal Vein at the Arroyo Verde Project, Chubut Province, Argentina.

Twelve combined RC-Diamond Drill holes totaling 2822 meters were drilled on the Principal Vein over a strike length of 700 meters to a depth of 200 meters at spacings of 50 to 100 meters. Targets of the drill holes were the 400 meter western high grade section and the 300 meter eastern breccia zone of the Principal Vein.

In the western portion of the Principal Vein, nine drill holes have to date outlined a high-grade section along a strike of 400 meters on surface to a vertical depth of 125 meters. Below the 125 meter level the high grade zone narrows to 100 meters as intersected by drill hole PO-94 grading 28.05 g/t gold equivalent over 4.2 meters. Drill hole PO-95, which is thought to have been stopped short of the Principal Vein, is to be deepened with good potential to increase the width of the high grade shoot. To the east of PO-95 the Principal Vein intersected by holes PO-96 and PO-97 consists of a wide zone of silica-sulphide rich hydrothermal breccia up to 32 meters wide with 0.5 to 3.0 meter sections of brecciated banded chalcedonic vein with multiple intersections ranging from 1.3 meters grading 4.62 g/t gold equivalent to 0.4 meters grading 2.04 g/t gold equivalent.

In addition, five drill holes PO-95 to PO-97 and PO-103 to PO-104 intersected a new Hanging Wall (HW) vein south of the Principal Vein (PV) along a strike length of 150 meters with a width from 0.45 to 4.00 meters grading from 1.4 to 9.1 g/t gold and 31.1 to 316 g/t silver. The average of this vein is 1.57 meters grading 6.81 g/t gold and 271.7 g/t silver.

In the eastern breccia zone, four drill holes, PO-98 and PO-99, PO-101 and PO-102, tested the depth extension of the eastern breccia vein area intersecting low grade values ranging from 1.2 to 3.3 g/t gold and 5.3 to 77.8 g/t silver.

Assay results of the drill intersections are tabulated below.

		Western High Grade Zone
Hole No.		Intersection		Assay
		From To Meters	Interval meters	Gold g/t	Silver g/t	Au Eq g/t

PO-93	No Significant values (westernmost hole)

PO-94	PV	200.78 - 205.00	4.2	18.9	549.2	28.05

PO-95	HW HW	56.00 – 57.00 161.00 – 164.00	1.0 3.0	4.1 1.7	316.0 0.9	9.37 1.70
	Hole stopped at 245 meters, short of intersecting the Principal Vein.

PO-96	HW PV	67.00 – 71.00 188.25 – 188.75	4.0 0.5	9.1 2.6	173.6 163.4	12.00 5.32

PO-97	PV PV PV PV	187.80 – 189.10 193.50 – 195.00 211.80 – 212.20 215.00 – 217.00	1.30 1.50 0.40 2.00	2.7 1.8 1.0 6.3	115.1 126.7 62.5 38.1	4.62 3.91 2.04 6.94

PO-100	HW	146.26 – 146.7	0.46	1.2	77.8	2.50

PO-103	HW	115.40 – 116.20	0.80	1.40	31.1	1.40

PO-104	HW	126.20 – 127.80	1.6	7.10	180.0	9.77

 (Gold Equivalent (Au Eq.) calculated using a silver: gold ratio of 60:1)

Portal Resources is very encouraged by the continuation to depth of the high-grade zone in the western part of the Principal Vein, as well as the discovery of the new Hanging Wall vein to the south with significant gold-silver values. Portal is planning a follow up program to deepen hole PO-95 as well as drill two or three deeper holes to 250 to 300 meters below surface to test both below the high grade intercept in drill hole PO-94 (4.0 meters at 28.00 g/t gold equivalent), drill hole PO-95 and  to the east below the 32 meter wide zone of silicious-sulphide rich breccia in hole PO-97, which had sections grading 2.04 to 6.94 g/t gold equivalent.

Sampling procedure at Arroyo Verde is to split the core on site with one half delivered to Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. Mr. Gary Nordin, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.